UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

        [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                       For the Period Ended June 30, 2005

                       Commission file number: 000-333215

                             Caspian Services, Inc.
                             -----------------------
                             Full Name of Registrant

                                EMPS Corporation
                            -------------------------
                            Former Name of Registrant

                       2319 Foothill Boulevard, Suite 250
           ----------------------------------------------------------
           Address of Principle Executive Offices (street and number)

                           Salt Lake City, Utah 84109
                           --------------------------
                            City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

         If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

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Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The quarterly report of the registrant on Form 10-QSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

         Geoffrey Hadley                   (801)              746-3700
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             Name                        Area Code        Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

                     [X]   Yes                            [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     [X]   Yes                            [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates that during the three and six months ended June 30, 2005, total revenues increased 288% and 179%, respectively compared to the three and six months ended June 30, 2004. This is mainly attributable to increased revenue from geophysical services during the current year. The Company did not begin providing geophysical services until late May 2004, when it acquired TatArka and Kazmorgeophyica therefore, in the three and six month periods ended June 30, 2004, the Company realized revenue from geophysical services for less than two months, compared to a full three and six months in the comparable 2005 periods. The Company also realized more revenue from vessel operations in the first six months of 2005 as a result of having fewer inactive vessels during the six months ended June 30, 2005.

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         As a result of the acquisition of TatArka, the Company expects to total operating expenses to have increased 112% and 99% during the three and six months ended June 30, 2005 compared to the same periods 2004.

         During the three months ended June 30, 2005, the Company expects to realize net income of $1,839. During the six months ended June 30, 2005, the Company anticipates a net loss of $1,203. By comparison, during the three and six month ended June 30, 2004, the Company realized net losses of $873 and $1,899.

                             Caspian Services, Inc.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: August 15, 2005                             By: /s/ Geoffrey Hadley
                                                     ---------------------------
                                                     Geoffrey Hadley, Secretary